Exhibit 99.2

Endeavour Silver Corp. Announces US$73 Million Bought Deal Financing

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible within two business days, through SEDAR+

VANCOUVER, British Columbia, Nov. 20, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets, pursuant to which the Underwriters have agreed to buy on a bought-deal basis 15,825,000 common shares of the Company (the “Common Shares”), at a price of US$4.60 per Common Share for aggregate gross proceeds of approximately US$73 million (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 10% of the Common Shares offered under the Offering to cover over-allotments, if any.

The principal objectives for use of the net proceeds of the Offering are for general working capital and the advancement of the Pitarrilla Project.

The Offering is expected to close on or about November 27, 2024 and is subject to Endeavour receiving all necessary regulatory approvals and the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Common Shares will be offered in all provinces of Canada (except Quebec) pursuant to a short form base shelf prospectus (the “Base Shelf Prospectus”) as accompanied by a prospectus supplement (the “Prospectus Supplement”) and will be offered in the United States pursuant to a prospectus supplement to a base shelf prospectus forming part of the Company’s registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) registering the Common Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The final prospectus supplement will be filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada, except Quebec, and the United States, within two business days. The Common Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in all provinces of Canada (except Quebec). Copies of the final base shelf prospectus and any applicable shelf prospectus supplement may be obtained from BMO Capital Markets for which contact details are provided below. This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, the accompanying prospectus supplement and any amendments thereto for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision. Investing in the Common Shares involves risk. See “Risk Factors” in the final base shelf prospectus and in the prospectus supplement. Endeavour has filed the Registration Statement with the U.S. Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to the Offering, the Registration Statement and other documents Endeavour has filed with the SEC for more complete information about Endeavour and the Offering.

Copies of the applicable offering documents, when available, can be obtained free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendments thereto are provided in Canada in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof), accessible through SEDAR+. An electronic or paper copy of these documents, when available, may be obtained, without charge, in Canada from BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by email at bmoprospectus@bmo.com by providing BMO Nesbitt Burns Inc. or BMO Capital Markets Corp. with an email address or mailing address, as applicable. No securities regulatory authority has either approved or disapproved of the contents of this news release.

About Endeavour Silver Corp.

Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Contact Information

Allison Pettit, Director of Investor Relations

Tel: (604) 640 4804

Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the anticipated Offering, including the securities and their terms, the Underwriters, the timing of the Offering, the filing of the prospectus supplement, the jurisdictions in which the securities will be offered, the intended use of proceeds and the closing of the Offering, including the satisfaction and timing of the receipt of all required regulatory approvals, including the approval of the TSX and NYSE, and other conditions to closing the Offering.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the timing of, and ability to obtain, regulatory approvals; changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.